Via Facsimile and U.S. Mail
Mail Stop 6010

September 4, 2007

Mr. Gregory P. Hanson, CMA
Senior Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
ADVENTRX Pharmaceuticals, Inc.
6725 Mesa Ridge Road
Suite 100
San Diego, CA 92121

Re: **ADVENTRX Pharmaceuticals, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 15, 2007
        File Number: 001-32157

Dear Mr. Hanson:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant